OMV Aktiengesellschaft



OMV Investor News

July 11, 2005
7.00am (UK time) – 8.00am (CET)

82-3209

SUPPL

RECEIVED 2005 JUL 21 P 3:12

As of Today OMV Stock Split by the Ratio of 1:10

As of today, July 11, 2005, OMV's stock split by the ratio of 1:10 is effective on the Vienna Stock Exchange. Consequently, today OMV's share price will be one tenth of its previous share price. OMV Aktiengesellschaft's share capital is now divided into 300,000,000 no par value shares issued to bearers. The nominal value per share is EUR 1. The conversion price of the convertible bond 2004-2008 has been adjusted to EUR 30.66 per share.

The closing price of EUR 381.60 for an OMV share on July 8, 2005 is now, after the stock split, at the ratio of 1:10, equivalent to EUR 38.16.

This stock split is free of charge for shareholders, and will take place automatically for those shareholders who keep their shares in a securities account. Shareholders holding physical securities will receive nine additional no par value shares for each no par value share held, and are requested to surrender coupon no. 32 at the counter of the Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, 1030 Vienna during normal business hours from today onwards .

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting
Kirsten Hendrie, London, IR — Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005

Move & More. OMV